Exhibit 99.1

Ctrip Reports Unaudited Fourth Quarter and Full Year 2013 Financial Results

Shanghai, China, February 12, 2014 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, ticketing services, packaged tours and corporate travel management in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2013.

Highlights for the Fourth Quarter of 2013

•                      Net revenues were RMB1.4 billion (US$238 million) for the fourth quarter of 2013, up 31% year-on-year.

•                      Gross margin was 73% for the fourth quarter of 2013, compared to 74% in the same period of 2012.

•                      Income from operations was RMB183 million (US$30 million) for the fourth quarter of 2013, up 53% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB289 million (US$48 million), up 24% year-on-year.

•                      Operating margin was 13% for the fourth quarter of 2013, compared to 11% in the same period of 2012. Excluding share-based compensation charges (non-GAAP), operating margin was 20%, compared to 21% in the same period of 2012.

•                      Net income attributable to Ctrip’s shareholders was RMB261 million (US$43 million) in the fourth quarter of 2013, up 36% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB368 million (US$61 million), up 20% year-on-year.

•                      Diluted earnings per ADS were RMB1.68 (US$0.28) for the fourth quarter of 2013. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.36 (US$0.39) for the fourth quarter of 2013.

•                      Share-based compensation charges were RMB106 million (US$18 million), accounting for 7% of the net revenues, or RMB0.68 (US$0.11) per ADS for the fourth quarter of 2013.

Highlights for the Full Year 2013

•                      Net revenues were RMB5.4 billion (US$890 million) in 2013, up 30% from 2012.

•                      Gross margin was 74% in 2013, compared to 75% in 2012.

•                      Income from operations was RMB838 million (US$139 million) in 2013, up 28% from 2012.  Excluding share-based compensation charges (non-GAAP), income from operations was RMB1.3 billion (US$211 million) in 2013, up 17% from 2012.

•                      Operating margin was 16% in 2013, which remained consistent with that in 2012. Excluding share-based compensation charges (non-GAAP), operating margin was 24%, compared to 26% in 2012.

•                      Net income attributable to Ctrip’s shareholders was RMB998 million (US$165 million) in 2013, up 40% from 2012. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB1.4 billion (US$237 million), up 25% from 2012.

•                      Diluted earnings per ADS were RMB6.66 (US$1.10) in 2013, compared to RMB4.98 (US$0.80) in 2012. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB9.53 (US$1.57), compared to RMB7.97 (US$1.28) in 2012.

•                      Share-based compensation charges were RMB438 million (US$72 million), accounting for 8% of the net revenues, or RMB2.87 (US$0.47) per ADS in 2013.

“We are pleased to report the strong performance of the fourth quarter and the full year for 2013,” said James Liang, Chairman of the Board and Chief Executive Officer of Ctrip. “The accelerated growth across all business lines reflected Ctrip’s strong execution of our market share gain strategy. The investment that Ctrip has made in leisure travel products, price competitiveness, open-platform, and mobile Internet has significantly enhanced our leadership in the online and mobile travel markets. Cumulative downloads for Ctrip mobile app recently reached 100 million, with around 50% of hotel and 30% of air transactions booked through mobile channels during peak days. We are encouraged by the results and will continue our investments in branding, promotions, and new businesses in 2014.”

Fourth Quarter and Full Year 2013 Financial Results and Business Updates

For the fourth quarter of 2013, Ctrip reported total revenues of RMB1.5 billion (US$252 million), representing a 31% increase from the same period of 2012. Total revenues for the fourth quarter of 2013 decreased by 7% from the previous quarter.

For the full year ended December 31, 2013, total revenues were RMB5.7 billion (US$944 million), representing a 30% increase from 2012.

Hotel reservation revenues amounted to RMB642 million (US$106 million) for the fourth quarter of 2013, representing a 37% increase year-on-year, primarily driven by an increase of 55% in hotel reservation volume and partially offset by the decrease of commission per room night. Hotel reservation revenues increased by 5% quarter-on-quarter, primarily driven by hotel reservation volume growth.

For the full year ended December 31, 2013, hotel reservation revenues were RMB2.2 billion (US$366 million), representing a 30% increase from 2012. The hotel reservation revenues accounted for 39% of the total revenues in 2013 and 2012.

Ticketing services revenues for the fourth quarter of 2013 were RMB579 million (US$96 million), representing a 29% increase year-on-year, primarily driven by an increase of 37% in air ticketing sales volume and partially offset by the decrease of commission per ticket. Ticketing services revenues decreased 4% quarter-on-quarter, primarily due to the decrease of commission per ticket.

For the full year ended December 31, 2013, ticketing services revenues were RMB2.2 billion (US$357 million), representing a 28% increase from 2012. Ticketing services revenues accounted for 38% of the total revenues in 2013 and 2012.

Packaged-tour revenues for the fourth quarter of 2013 were RMB194 million (US$32 million), representing a 17% increase year-on-year due to the increase of leisure travel volume. Packaged-tour revenues decreased 39% quarter-on-quarter, primarily due to seasonality.

For the full year ended December 31, 2013, packaged tour revenues were RMB936 million (US$155 million), representing a 36% increase from 2012. The packaged tour revenues accounted for 16% of the total revenues in 2013 and 2012.

Corporate travel revenues for the fourth quarter of 2013 were RMB78 million (US$13 million), representing a 36% increase year-on-year and a 9% increase quarter-on-quarter, primarily driven by the increased corporate travel demand from business activities.

For the full year ended December 31, 2013, corporate travel revenues were RMB267 million (US$44 million), representing a 34% increase from 2012. The corporate travel revenues accounted for 5% of the total revenues in 2013 and 2012.

For the fourth quarter of 2013, net revenues were RMB1.4 billion (US$238 million), representing a 31% increase from the same period of 2012. Net revenues for the fourth quarter of 2013 decreased by 7% from the previous quarter.

For the full year ended December 31, 2013, net revenues were RMB5.4 billion (US$890 million), representing a 30% increase from 2012.

Gross margin was 73% in the fourth quarter of 2013, compared to 74% in the same period of 2012 and 75% in the previous quarter.

For the full year ended December 31, 2013, gross margin was 74%, compared to 75% in 2012.

Product development expenses for the fourth quarter of 2013 increased by 26% to RMB333 million (US$55 million) from the same period of 2012, primarily due to an increase in product development personnel related expense. Product development expenses for the fourth quarter of 2013 decreased by 1% from the previous quarter. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 21% of the net revenues, remained consistent with that in the same period of 2012 and increased from 20% in the previous quarter.

For the full year ended December 31, 2013, product development expenses were RMB1.2 billion (US$206 million), representing an increase of 37% from 2012. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 21% of the net revenues, increased from 19% in 2012.

Sales and marketing expenses for the fourth quarter of 2013 increased by 34% to RMB376 million (US$62 million) from the same period in 2012 and by 6% from the previous quarter, primarily due to an increase in sales and marketing related activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 25% of the net revenues, increased from 24% in the same period of 2012 and 22% in the previous quarter.

For the full year ended December 31, 2013, sales and marketing expenses were RMB1.3 billion (US$210 million), representing an increase of 29% from 2012. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 23% of the net revenues, increasing from 22% in 2012.

General and administrative expenses for the fourth quarter of 2013 increased by 1% to RMB154 million (US$25 million) from the same period in 2012, and decreased by 11% from the previous quarter. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 6% of the net revenues, decreased from 8% in the same period of 2012 and 7% in the previous quarter.

For the full year ended December 31, 2013, general and administrative expenses were RMB646 million (US$107 million), representing a 13% increase from 2012. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 7% of the net revenues, decreasing from 8% in 2012.

Income from operations for the fourth quarter of 2013 was RMB183 million (US$30 million), representing an increase of 53% from the same period in 2012 and a decrease of 39% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB289 million (US$48 million), representing an increase of 24% from the same period in 2012 and a decrease of 29% from the previous quarter.

For the full year ended December 31, 2013, income from operations was RMB838 million (US$139 million), representing an increase of 28% from 2012.  Excluding share-based compensation charges (non-GAAP), income from operations was RMB1.3 billion (US$211 million), increasing by 17% from 2012.

Operating margin was 13% in the fourth quarter of 2013, compared to 11% in the same period of 2012 and 19% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 20%, decreased from 21% in the same period of 2012 and 27% in the previous quarter.

For the full year ended December 31, 2013, operating margin was 16%, which remained consistent with that in 2012. Excluding share-based compensation charges (non-GAAP), operating margin was 24%, compared to 26% in 2012.

The effective tax rate for the fourth quarter of 2013 was 26%, increased from 25% in the same period of 2012. The effective tax rate for the fourth quarter increased from 22% from the previous quarter, primarily due to the increase in the amount of non tax-deductible share-based compensation as a percentage to our income as a whole.

The effective tax rate for the full year ended December 31, 2013 was 26%, compared to 31% in 2012, primarily because Ctrip accrued the provision of 5% PRC withholding tax related to the dividends that our PRC subsidiaries would pay to our Hong Kong subsidiary to fund the share repurchase program in 2012.

Net income attributable to Ctrip’s shareholders for the fourth quarter of 2013 was RMB261 million (US$43 million), representing an increase of 36% from the same period in 2012 and a decrease of 30% from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB368 million (US$61 million), representing an increase of 20% from the same period in 2012 and a decrease of 24% from the previous quarter.

For the full year ended December 31, 2013, net income attributable to Ctrip’s shareholders was RMB998 million (US$165 million), representing an increase of 40% from 2012. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB1.4 billion (US$237 million), representing an increase of 25% from 2012.

Diluted earnings per ADS were RMB1.68 (US$0.28) for the fourth quarter of 2013. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.36 (US$0.39) for the fourth quarter of 2013.

For the full year ended December 31, 2013, diluted earnings per ADS were RMB6.66 (US$1.10), compared to RMB4.98 (US$0.80) in 2012. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB9.53 (US$1.57), compared to RMB7.97 (US$1.28) in 2012.

As of December 31, 2013, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB11.5 billion (US$1.9 billion).

Business Outlook

For the first quarter of 2014, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 25-30%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 7:00PM U.S. Eastern Time on February 12, 2014 (or 8:00AM on February 13, 2014 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.877.299.4502, International dial-in number +1.617.597.5442, Passcode 45211058#. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=PH3V4TXXV.

A telephone replay of the call will be available after the conclusion of the conference call until February 19, 2014. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 84129925.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” for 2013 and 2012. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, ticketing services, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travellers to make informed and cost-effective bookings. Ctrip also helps customers book vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12928

Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,421,532,962	7,138,344,814	1,179,170,559
Restricted cash	768,228,577	739,543,614	122,163,902
Short-term investment	1,408,664,335	3,635,090,955	600,474,248
Accounts receivable, net	983,804,403	1,518,230,029	250,793,734
Prepayments and other current assets	999,148,710	1,237,530,956	204,425,551
Deferred tax assets, current	61,840,526	96,979,500	16,019,872

Total current assets	7,643,219,513	14,365,719,868	2,373,047,866

Long-term deposits and prepayments	210,618,310	559,185,652	92,370,889
Land use rights	110,659,284	107,476,794	17,753,902
Property, equipment and software	1,123,937,191	1,412,943,693	233,401,671
Investment	1,437,247,949	2,857,213,480	471,978,043
Goodwill	822,585,341	972,531,184	160,650,707
Intangible assets	321,483,420	356,653,022	58,914,882
Other long-term receviables	—	186,750,769	30,849,029

Total assets	11,669,751,008	20,818,474,462	3,438,966,989

LIABILITIES
Current liabilities:
Short-term borrowings	453,478,628	774,599,341	127,954,696
Accounts payable	1,023,672,151	1,637,545,824	270,503,299
Salary and welfare payable	229,969,924	257,641,763	42,559,387
Taxes payable	216,456,010	315,299,656	52,083,793
Advances from customers	1,414,865,769	2,451,931,450	405,030,221
Accrued liability for customer reward program	217,548,153	284,668,935	47,023,958
Other payables and accruals	354,153,607	646,321,729	106,764,744

Total current liabilities	3,910,144,242	6,368,008,698	1,051,920,098

Deferred tax liabilities, non-current	53,309,153	63,197,155	10,439,426
Long-term Debt	1,121,418,000	5,657,182,650	934,500,000

Total liabilities	5,084,871,395	12,088,388,503	1,996,859,524

SHAREHOLDERS’ EQUITY
Share capital	2,979,144	3,033,490	501,097
Additional paid-in capital	3,818,256,227	4,088,484,766	675,369,571
Statutory reserves	103,222,512	118,449,230	19,566,419
Accumulated other comprehensive (loss)/income	(58,778,675)	372,634,580	61,554,847
Retained Earnings	4,515,841,767	5,498,934,733	908,359,306
Treasury stock	(1,891,888,900)	(1,551,141,268)	(256,230,284)

Total Ctrip’s shareholders’ equity	6,489,632,075	8,530,395,531	1,409,120,956

Noncontrolling interests	95,247,538	199,690,428	32,986,509

Total shareholders’ equity	6,584,879,613	8,730,085,959	1,442,107,465

Total liabilities and shareholders’ equity	11,669,751,008	20,818,474,462	3,438,966,989

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	468,304,604	610,653,418	642,014,733	106,053,279
Ticketing services **	447,186,315	604,272,344	578,995,620	95,643,263
Packaged tour	165,724,297	319,566,156	193,885,405	32,027,587
Corporate travel	57,532,553	71,852,907	78,217,923	12,920,680
Others	28,546,319	34,141,394	34,858,565	5,758,225

Total revenues	1,167,294,088	1,640,486,219	1,527,972,246	252,403,034

Less: business tax and related surcharges	(65,938,822)	(99,510,607)	(87,566,153)	(14,464,898)

Net revenues	1,101,355,266	1,540,975,612	1,440,406,093	237,938,136

Cost of revenues	(284,704,746)	(379,121,709)	(394,362,609)	(65,144,062)

Gross profit	816,650,520	1,161,853,903	1,046,043,484	172,794,074

Operating expenses:
Product development *	(264,099,634)	(335,461,829)	(332,873,022)	(54,986,706)
Sales and marketing *	(280,764,753)	(354,501,850)	(376,172,398)	(62,139,253)
General and administrative *	(151,879,211)	(172,348,825)	(154,055,198)	(25,448,106)

Total operating expenses	(696,743,598)	(862,312,504)	(863,100,618)	(142,574,065)

Income from operations	119,906,922	299,541,399	182,942,866	30,220,009

Interest income ***	38,828,870	56,207,564	70,556,062	11,655,031
Interest expense ***	(4,767,707)	(3,595,298)	(45,765,307)	(7,559,890)
Other income	58,378,812	67,808,945	63,568,051	10,500,694

Income before income tax expense and equity in income	212,346,897	419,962,610	271,301,672	44,815,844

Income tax expense	(53,776,285)	(92,166,420)	(69,776,649)	(11,526,281)
Equity in income of affiliates	4,265,040	24,740,697	35,251,442	5,823,123

Net income	162,835,652	352,536,887	236,776,465	39,112,686

Less: Net loss attributable to noncontrolling interests	29,716,374	20,450,829	24,702,936	4,080,634

Net income attributable to Ctrip’s shareholders	192,552,026	372,987,716	261,479,401	43,193,320

Comprehensive income attributable to Ctrip’s shareholders	197,932,727	443,127,464	648,352,184	107,100,151

Earnings per ordinary share
- Basic	5.96	11.34	7.78	1.29
- Diluted	5.51	9.74	6.74	1.11

Earnings per ADS
- Basic	1.49	2.84	1.95	0.32
- Diluted	1.38	2.44	1.68	0.28

Weighted average ordinary shares outstanding
- Basic	32,282,299	32,887,276	33,605,765	33,605,765
- Diluted	35,719,079	38,745,348	39,290,366	39,290,366

* Share-based compensation charges included are as follows:

Product development	35,881,144	34,621,728	34,188,328	5,647,509
Sales and marketing	14,379,832	11,917,951	11,568,731	1,911,018
General and administrative	63,478,526	62,359,499	60,517,724	9,996,816

** Ticketing services revenues mainly represent revenues from reservations of air tickets, railway tickets and other related services.

*** Interest expenses have been reclassified from interest income with no effect on net income or retained earnings.

Ctrip.com International, Ltd.

Condensed Consolidated Statements of Comprehensive Income

	Year Ended	Year Ended	Year Ended
	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	1,702,500,571	2,214,170,887	365,754,974
Ticketing services **	1,690,285,903	2,161,784,259	357,101,320
Packaged tour	689,660,631	935,684,729	154,564,106
Corporate travel	199,756,068	266,988,534	44,103,364
Others	126,989,085	138,388,653	22,860,177

Total revenues	4,409,192,258	5,717,017,062	944,383,941

Less: business tax and related surcharges	(250,401,009)	(330,271,520)	(54,556,968)

Net revenues	4,158,791,249	5,386,745,542	889,826,973

Cost of revenues	(1,037,791,093)	(1,386,767,067)	(229,077,600)

Gross profit	3,121,000,156	3,999,978,475	660,749,373

Operating expenses:
Product development *	(911,904,722)	(1,245,719,192)	(205,778,151)
Sales and marketing *	(984,002,165)	(1,269,412,720)	(209,692,043)
General and administrative *	(570,487,457)	(646,404,879)	(106,778,479)

Total operating expenses	(2,466,394,344)	(3,161,536,791)	(522,248,673)

Income from operations	654,605,812	838,441,684	138,500,700

Interest income ***	176,192,796	200,068,533	33,048,967
Interest expense ***	(10,392,832)	(57,043,756)	(9,422,957)
Other income	130,287,943	163,122,374	26,945,897

Income before income tax expense and equity in income	950,693,719	1,144,588,835	189,072,607

Income tax expense	(294,525,956)	(293,740,322)	(48,522,444)
Equity in income of affiliates	34,343,000	55,554,072	9,176,879

Net income	690,510,763	906,402,585	149,727,042

Less: Net loss attributable to noncontrolling interests	23,895,101	91,917,099	15,183,623

Net income attributable to Ctrip’s shareholders	714,405,864	998,319,684	164,910,665

Comprehensive income attributable to Ctrip’s shareholders	828,093,466	1,429,732,939	236,175,056

Earnings per ordinary share
- Basic	20.87	30.34	5.01
- Diluted	19.92	26.63	4.40

Earnings per ADS
- Basic	5.22	7.58	1.25
- Diluted	4.98	6.66	1.10

Weighted average ordinary shares outstanding
- Basic	34,236,761	32,905,601	32,905,601
- Diluted	36,090,785	38,069,841	38,069,841

* Share-based compensation charges included are as follows:

Product development	132,583,177	138,668,196	22,906,354
Sales and marketing	55,892,394	49,104,528	8,111,490
General and administrative	243,245,751	250,156,753	41,322,952

** Ticketing services revenues mainly represent revenues from reservations of air tickets, railway tickets and other related services.

*** Interest expenses have been reclassified from interest income with no effect on net income or retained earnings.

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended December 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(332,873,022)	23%	34,188,328	2%	(298,684,694)	21%
Sales and marketing	(376,172,398)	26%	11,568,731	1%	(364,603,667)	25%
General and administrative	(154,055,198)	11%	60,517,724	4%	(93,537,474)	6%
Total operating expenses	(863,100,618)	60%	106,274,783	7%	(756,825,835)	53%

Income from operations	182,942,866	13%	106,274,783	7%	289,217,649	20%

Net income attributable to Ctrip’s shareholders	261,479,401	18%	106,274,783	7%	367,754,184	26%

Diluted earnings per ordinary share (RMB)	6.74		2.70		9.44

Diluted earnings per ADS (RMB)	1.68		0.68		2.36

Diluted earnings per ADS (USD)	0.28		0.11		0.39

	Quarter Ended September 30, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(335,461,829)	22%	34,621,728	2%	(300,840,101)	20%
Sales and marketing	(354,501,850)	23%	11,917,951	1%	(342,583,899)	22%
General and administrative	(172,348,825)	11%	62,359,499	4%	(109,989,326)	7%
Total operating expenses	(862,312,504)	56%	108,899,178	7%	(753,413,326)	49%

Income from operations	299,541,399	19%	108,899,178	7%	408,440,577	27%

Net income attributable to Ctrip’s shareholders	372,987,716	24%	108,899,178	7%	481,886,894	31%

Diluted earnings per ordinary share (RMB)	9.74		2.81		12.55

Diluted earnings per ADS (RMB)	2.44		0.70		3.14

Diluted earnings per ADS (USD)	0.40		0.11		0.51

	Quarter Ended December 31, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(264,099,634)	24%	35,881,144	3%	(228,218,490)	21%
Sales and marketing	(280,764,753)	25%	14,379,832	1%	(266,384,921)	24%
General and administrative	(151,879,211)	14%	63,478,526	6%	(88,400,685)	8%
Total operating expenses	(696,743,598)	63%	113,739,502	10%	(583,004,096)	53%

Income from operations	119,906,922	11%	113,739,502	10%	233,646,424	21%

Net income attributable to Ctrip’s shareholders	192,552,026	17%	113,739,502	10%	306,291,528	28%

Diluted earnings per ordinary share (RMB)	5.51		3.18		8.70

Diluted earnings per ADS (RMB)	1.38		0.80		2.17

Diluted earnings per ADS (USD)	0.22		0.13		0.35

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.0537 on December 31, 2013 published by the Federal Reserve Board.

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Year Ended December 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(1,245,719,192)	23%	138,668,196	3%	(1,107,050,996)	21%
Sales and marketing	(1,269,412,720)	24%	49,104,528	1%	(1,220,308,192)	23%
General and administrative	(646,404,879)	12%	250,156,753	5%	(396,248,126)	7%
Total operating expenses	(3,161,536,791)	59%	437,929,477	8%	(2,723,607,314)	51%

Income from operations	838,441,684	16%	437,929,477	8%	1,276,371,161	24%

Net income attributable to Ctrip’s shareholders	998,319,684	19%	437,929,477	8%	1,436,249,161	27%

Diluted earnings per ordinary share (RMB)	26.63		11.50		38.13

Diluted earnings per ADS (RMB)	6.66		2.87		9.53

Diluted earnings per ADS (USD)	1.10		0.47		1.57

	Year Ended December 31, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(911,904,722)	22%	132,583,177	3%	(779,321,545)	19%
Sales and marketing	(984,002,165)	24%	55,892,394	1%	(928,109,771)	22%
General and administrative	(570,487,457)	14%	243,245,751	6%	(327,241,706)	8%
Total operating expenses	(2,466,394,344)	59%	431,721,322	10%	(2,034,673,022)	49%

Income from operations	654,605,812	16%	431,721,322	10%	1,086,327,134	26%

Net income attributable to Ctrip’s shareholders	714,405,864	17%	431,721,322	10%	1,146,127,186	28%

Diluted earnings per ordinary share (RMB)	19.92		11.96		31.88

Diluted earnings per ADS (RMB)	4.98		2.99		7.97

Diluted earnings per ADS (USD)	0.80		0.48		1.28

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.0537 on December 31, 2013 published by the Federal Reserve Board.